UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 9 February 2022

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Voluntary trading statement and operational performance for FY 2021

Johannesburg, 9 February 2022: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that headline earnings per share for the 12 months ended 31 December 2021 (FY 2021) are expected to range from US$0.88-0.94 per share (US$0.05-0.11 per share higher), which is 6% to 13% higher than the headline earnings of US$0.83 per share reported for the 12 months ended 31 December 2020 (FY 2020).

Basic earnings per share for FY 2021 are expected to range from US$0.82-0.88 per share (US$0.00- 0.06 per share higher), which is 0% to 7% higher than the basic earnings of US$0.82 per share reported for FY 2020.

Normalised earnings per share for FY 2021 are expected to range from US$1.02-1.08 per share (US$0.02-0.08 per share higher), which is 2% to 8% higher than the normalised earnings of US$1.00 per share reported for FY 2020.

Q4 2021 operational performance
For Q4 2021, attributable gold equivalent production is expected to be 631koz (Q3 2021: 606koz), with All-in costs (AIC) for the quarter expected to be US$1,369/oz (Q3 2021: US$1,263/oz). All-in sustaining costs (AISC) are expected to be US$1,055/oz (Q3 2021: US$1,016/oz).

FY 2021 operational performance
Attributable gold equivalent production for 2021 is expected to be 2,340koz, a 5% increase YoY (FY2020: 2,236koz), at the upper end of the guidance range of 2,300-2,350koz.

AIC for 2021 is expected to be US$1,297/oz (US$1,236/oz at 2020 exchange rates), higher than 2020 (US$1,079/oz) as a result of the increased project capex at Salares Norte and below the lower end of the guidance range of US$1,310/oz – US$1,350/oz. AISC for the year is expected to be US$1,063/oz (US$1,006/oz at 2020 exchange rates) (FY2020: US$977/ oz), slightly higher than the guidance range of between US$1,020/oz and US$1,060/oz.

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
Email   Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
Email   Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 82 260 9279
Email   Sven.Lunsche@goldfields.com

Our Purpose
Creating enduring value beyond mining

 safety  integrity  respect  responsibility  innovation  collaborative delivery



MEDIA RELEASE

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company's external auditors.

Gold Fields expects to release FY 2021 financial results on Thursday, 17 February 2022.

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines and one project in Australia, Chile, Ghana (including our Asanko Joint Venture), Peru and South Africa, with total attributable annual gold-equivalent production of 2.24Moz. It has attributable gold-equivalent Mineral Reserves of 52.1Moz and gold Mineral Resources of 116.0Moz. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, and an additional listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Our Purpose

Creating enduring value beyond mining








safety integrity respect responsibility innovation collaborative delivery

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 9 February 2022

By:	/s/ C I Griffith
Name:	CI Griffith
Title:	Chief Executive Officer